Exhibit 20






         FOR IMMEDIATE RELEASE
                                                   Contact: Pamela Sherry
                                                Telephone:  (910)584-5171
                                                            Ext. 6768




          LABORATORY CORPORATION OF AMERICA REPORTS RESULTS FOR
                              SECOND QUARTER


Burlington, NC, August 1, 1996 -- Laboratory Corporation of America Holdings (LabCorp) (NYSE: LH) today announced results for the second quarter and six months ended June 30, 1996. Results for the 1996 periods reflect the April 28, 1995 merger of Laboratory Corporation of America Holdings' predecessor
companies  --  National  Health   Laboratories Holdings Inc.
(NHL) and Roche Biomedical Laboratories, Inc. (RBL) -- and, therefore, are not directly comparable to prior periods.

Net  sales  for  the three months ended June 30,  1996  were
$410.0  million.   Operating income was $30.1  million,  net
income was $5.9 million, and earnings per share were $0.05 before a special pretax charge of $23.0 million related to restructuring and other non-recurring charges and a $10.0 million increase to the allowance for doubtful accounts. After the special charge and allowance increase, the Company posted an operating loss of $2.9 million and a net loss of $14.2 million. LabCorp reported a net loss per share of $0.12 for the quarter.

Net sales for the six month period ended June 30, 1996 were $813.9 million. Operating income for the six month period ended June 30, 1996, before the special charge and allowance increase, was $57.9 million, net income $11.8 million and
earnings per share $0.10.   After the  special  charge  and
allowance increase, the Company posted operating income of $24.9 million and a net loss of $8.3 million. The net loss per share was $0.07 for the six month period.

The special charge consists of $23.0 million in additional restructuring and non-recurring charges related to the merger of RBL and NHL, including the closure of the former NHL corporate offices in La Jolla, California and other restructuring of operations not included in the original merger restructuring charge taken in the second quarter of 1995. The $10.0 million in additional accounts receivable allowances primarily relates to increased medical necessity and related diagnosis code requirements of third-party payors placed on the Company at the beginning of 1996 and reflects the lower collection rates experienced in the second quarter
as  a  result  of  the   more   stringent requirements.

As a result of LabCorp's second quarter performance and its higher than projected debt levels, the Company obtained waivers for the quarter ended June 30, 1996 of certain covenants contained in its existing credit agreement. Because of the limited period covered by the waivers, approximately $998 million of the Company's debt that otherwise would have been classified as long-term has been classified as current in the June 30, 1996 consolidated
balance sheet.   Therefore, the  Company  has  commenced  a
comprehensive analysis of its capital structure and is considering a range of alternatives for recapitalizing its balance sheet. Because of the time frame necessary to complete any recapitalization, additional waivers may be necessary.

As previously  disclosed,  the  government  is   presently
investigating certain past laboratory marketing practices of NHL, RBL and Allied Clinical Laboratories, Inc., a Company subsidiary. These investigations and related settlement discussions have become more active in recent months. Due to the nature of these discussions, the Company is still unable to predict with certainty the likely outcome of these negotiations or whether the ultimate resolution of these matters will materially and adversely affect the Company.

"We are certainly disappointed in our results for the quarter," said Dr. James B. Powell, President and Chief Executive Officer. "Lower than expected pricing and utilization during the quarter have continued to negatively impact our overall performance. And, while our synergy savings program continues solidly ahead of schedule, the savings in the quarter, as expected, were partially offset by duplicate expenses related to that plan's implementation," noted Dr. Powell.

"In addition, we are diligently implementing measures to improve our results as we focus on stabilizing and growing a more profitable revenue base. For example, we have:

       Made   headway  in  our  hospital  affiliations,
       institutional relationships and other strategic alliances, recently announcing a joint venture with PCS Health
       Systems, Inc. to provide a nationwide clinical laboratory benefit program;

       Continued our targeted price increases and business development efforts as we become more judicious in pricing new business and in selectively repricing or removing existing business not meeting our requirements;

       Created a special task force to identify effective methods to address the increasing medical necessity and diagnosis code requirements of third-party payors affecting our industry;

       Increased our efforts to further accelerate other cost reduction opportunities in addition to our merger savings program;

       Implemented a six month deferral on increasing wages and adding new positions; and

       Focused on improving the profitability of our drug testing program, which has experienced recent, correctable cost increases."

"Clearly, these are difficult times not only for our industry but for all of health care," concluded Dr. Powell. "LabCorp is confronting extensive challenges in dealing with both the merger and this changing environment. Yet, we do know that diagnostic services have great value in medicine, and we firmly believe that LabCorp has both the strategies and tactics to manage the challenges ahead of it. Not all solutions are near-term, but we remain focused and confident that we can implement our plans to benefit the long-term growth and health of the Company."

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1995.

Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to
more   sophisticated  technologies.   LabCorp  performs
diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.




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                  LABORATORY CORPORATION OF AMERICA HOLDINGS AND SUBSIDIARIES
                               SUMMARIZED FINANCIAL INFORMATION
                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                THREE MONTHS ENDED                                           SIX MONTHS ENDED
                                     JUNE 30,                                                    JUNE 30,
                      -------------------------------------------------   ----------------------------------------------------------
                        (1)        (1)         (1)            (1)            (1)         (1)           (1)           (1)
                                          Before Charges  After Charges                           Before Charges  After Charges
                       Before     After      and Extra-     and Extra-      Before      After      and Extra-      and Extra-
                      Charges    Charges   ordinary Item  ordinary Item    Charges     Charges    ordinary Item   ordinary Item
                        1996       1996        1995           1995          1996        1996         1995            1995
                      -------------------------------------------------   ----------------------------------------------------------

Net Sales             $ 410.0    $410.0       $367.2         $367.2        $813.9      $813.9        $ 611.1        $611.1
                      =======    ======       ======         ======        ======      ======        =======        ======

Operating income
  (loss)              $  30.1    $ (2.9)      $ 44.9         $(30.1)       $ 57.9      $ 24.9        $  81.5        $  6.5
                      =======    ======       ======         ======

Earnings (loss)
  before income taxes
  and extra-ordinary
  item                $  13.3    $(19.7)      $ 27.8         $(47.2)       $ 25.1      $ (7.9)       $  51.2        $(23.8)

Provision for income
  taxes                  (7.4)      5.5        (12.6)          15.6         (13.3)       (0.4)         (23.2)          5.0
                      -------    ------       ------         ------        ------      ------        ------         ------
Earnings (loss) before
  extraordinary item  $   5.9    $(14.2)      $ 15.2         $(31.6)       $ 11.8      $ (8.3)       $ 28.0         $(18.8)

Extraordinary Item -
  Loss on early extin-
  guishment of debt, net
  of income tax benefit
  of $5.2                 --        --           --            (8.3)          --          --           --             (8.3)
                      -------    ------       ------         ------        ------      ------        ------         ------

Net earnings (loss)   $   5.9    $(14.2)      $ 15.2         $(39.9)       $ 11.8      $ (8.3)       $ 28.0         $(27.1)
                      =======    ======       ======         ======        ======      ======        ======         ======

Earnings (loss) per
 common share (2):
  Earnings (loss) per
   common share before
   extraordinary item $ 0.05     $(0.12)      $ 0.14         $(0.28)      $ 0.10       $(0.07)       $ 0.29         $(0.20)
  Extraordinary loss
   per common share       --         --           --          (0.08)          --           --            --          (0.08)
                      ------     ------       ------         ------       ------       ------        ------         -------
Net earnings (loss) per
  common share        $ 0.05     $(0.12)      $ 0.14         $(0.36)      $ 0.10       $(0.07)       $ 0.29         $(0.28)
                      ======     ======       ======         ======       ======       ======        ======         ======

(1) Charges in 1996 include $23.0 million for restructuring and other non-recurring items and $10.0  million to increase the provision for doubtful accounts.  Charges in 1995 include $65.0 million for restructuring related to the merger with Roche Biomedical Laboratories, Inc. on April 28, 1995 and a $10.0 million provision for settlements related to various matters including billing matters.

(2) Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three-and six-month periods ended June 30, 1996 of 122,920,200 shares and 122,914,474 shares, respectively and the weighted average number of shares outstanding during the three- and six-months ended June 30, 1995 of 111,117,517 shares and
    98,045,102 shares, respectively.

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